UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No. )*

IMMUNIC, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

4525EP 101

(CUSIP Number)

Eckenstein-Geigy-Stiftung

Rennweg 73

Basel-Stadt, Switzerland, 4052

41 76 3411335

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

April 12, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 4525EP 101

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Eckenstein-Geigy-Stiftung
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 632,448
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 632,448
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 632,448
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.25%(1)
14.	TYPE OF REPORTING PERSON CO

(1) Based upon 10,114,611 shares of Common Stock outstanding as of April 12, 2019.

Item 1	Security and Issuer

The class of security to which this statement relates is common stock, par value $0.0001 per share of the Company (“Common Stock”), which is organized under the laws of the State of Delaware. The address of the principal executive office of the Company is Am Klopferspitz 19, 82152 Martinsried, Germany.

Item 2	Identity and Background

This statement is being filed by Eckenstein-Geigy-Stiftung, a corporation incorporated in Switzerland (the “Reporting Person”), a 5% shareholder of the Issuer, with a business address at Rennweg 73, Basel-Stadt, Switzerland 4052.

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

On April 12, 2019 (the “Closing Date”), pursuant to an Exchange Agreement, dated as of January 6, 2019, between the Issuer (then known as Vital Therapies, Inc.), Immunic AG (“Immunic”), and the shareholders of Immunic party thereto (the “Exchange Agreement”), the holders of Immunic ordinary shares exchanged all of their outstanding shares for shares of Issuer common stock, resulting in Immunic becoming a wholly-owned subsidiary of the Issuer (the “Transaction”). Immediately following the Transaction, the Issuer changed its name to “Immunic, Inc.” In connection with the Transaction, the Reporting Person acquired 632,448 shares of Common Stock.

Item 4	Purpose of Transaction

The disclosure provided in Item 3 above is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) As of the close of business on the date hereof, the Reporting Person beneficially owned an aggregate of 632,448 shares of Common Stock, constituting approximately 6.25% of the shares of common stock outstanding.

(b) The Reporting Person has:

Sole power to vote or to direct vote: 632,448 shares

Shared power to vote or to direct the vote: 0 shares

Sole power to dispose or to direct the disposition of: 632,448 shares

Shared power to dispose or to direct the disposition of: 0 shares

(c) Not applicable

(d) Not applicable

(e) Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person entered into a lock-up agreement with the Issuer pursuant to which it has agreed not to, except in certain limited circumstances, sell or transfer, or engage in swap or similar transactions with respect to, the Common Stock, in each case from the Closing Date until the date that is 180 days from the Closing Date.

Item 7.	Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2019

Signature:

Eckenstein-Geigy-Stiftung

By:	/s/ Gabriel Eckenstein
Name:	Gabriel Eckenstein
Title:	President